October 18, 2024

Matthew Steele
Chief Executive Officer
Battalion Oil Corporation
Two Memorial City Plaza
820 Gessner Road, Suite 1100
Houston, TX 77024

       Re: Battalion Oil Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed January 12, 2024
           File No. 001-35467
Dear Matthew Steele:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Ryan Ferris